Exhibit 4.1

DESCRIPTION OF WISEQEY AUTHORIZED SHARES

The following description of WISeQey Corp. (“WISeQey BVI”) shares is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the WISeQey BVI Amended and Restated Memorandum and Articles of Association dated September 30, 2026 (the “WISeQey BVI Articles”).

WISeQey BVI’s capacity and powers are described in clause 4 of the WISeQey BVI Articles and are generally to engage in any act or activity that is not prohibited under the laws of the BVI. WISeQey BVI is authorized to issue a maximum of 105,000,000 no par value WISeQey BVI Shares in three classes as follows, subject to the share rights set out in clause 6 of the memorandum in the WISeQey BVI Articles:

(a)	up to 100,000,000 WISeQey BVI Ordinary Shares;

(b)	up to 1,000,000 WISeQey BVI Class B Shares; and

(c)	up to 4,000,000 WISeQey BVI Class F Shares.

WISeQey BVI shall issue registered shares only. WISeQey BVI is not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares. WISeQey BVI shall not issue certificates in respect of any shares issued by it.

A share is deemed to be issued when the name of the shareholder is entered in the register of members.

WISeQey BVI Ordinary Shares

Each WISeQey BVI Ordinary Share confers upon its holder (a) the right to attend any meeting of shareholders, (b) the right to one (1) vote per WISeQey BVI Ordinary Share on any resolution of shareholders, and (c) the right to participate in any dividends or distributions declared whether of an income or capital basis and whether or not paid on the dissolution of WISeQey BVI or otherwise (a “Distribution”), with each WISeQey BVI Ordinary Share having a Dividend Participation (as defined below) of 1.0. Dividends declared by WISeQey BVI and any surplus assets available for distribution upon a liquidation, dissolution or winding-up of WISeQey BVI shall be distributed pari passu among all shares by reference to the Dividend Participation applicable to each Share.

WISeQey BVI Class B Shares

Each WISeQey BVI Class B Share confers upon its holder (a) the right to attend any meeting of shareholders, (b) the right to ten (10) votes per WISeQey BVI Class B Share on any resolution of shareholders, provided that (and automatically adjusted as necessary so that) the aggregate voting power attributable to all WISeQey BVI Class B Shares entitled to vote on any matter shall not exceed 49.999999% of the total voting power of all shares entitled to vote on such matter, calculated disregarding any voting rights attaching to the WISeQey BVI Class F Shares, and (c) the right to participate in any Distributions, with each WISeQey BVI Class B Share having a Dividend Participation of 0.1. The Directors may allot or issue WISeQey BVI Class B Shares only to “Permitted Holders.”

A Permitted Holder means, in relation to WISeQey BVI Class B Shares, (i) any holder of WISeQey BVI Class B Shares from time to time, and (ii) any employee, officer, director or consultant of any member of the Group designated by the Board of Directors from time to time (including any participant in any employee share or incentive plan approved by the Board of Directors). The WISeQey BVI Class B Shares may only be transferred to a person who, immediately prior to such transfer, is a holder of WISeQey BVI Class B Shares. Any purported transfer of a WISeQey BVI Class B Share in breach of this restriction shall be void and of no effect, and the Board of Directors shall refuse to register any transfer not in compliance with this restriction. This restriction does not apply to an allotment or issue of WISeQey BVI Class B Shares by WISeQey BVI, or to a transfer by WISeQey BVI of any treasury shares. WISeQey BVI Class B Shares are convertible, at the option of the holder at any time, into one (1) WISeQey BVI Ordinary Share for every ten (10) WISeQey BVI Class B Shares surrendered. Conversions shall be effected by delivery of a notice of conversion to WISeQey BVI, and conversion shall be effective upon updating of the register of members. Upon conversion, the converting WISeQey BVI Class B Shares shall be cancelled and the resulting WISeQey BVI Ordinary Shares shall be issued to the converting holder. The conversion of WISeQey BVI Class B Shares into WISeQey BVI Ordinary Shares will be in ten (10) Class B Share increments only. No fractional Shares shall be issued upon conversion.

WISeQey BVI Class F Shares

Each WISeQey BVI Class F Share confers upon its holder (a) the right to attend any meeting of shareholders, (b) a number of votes per WISeQey BVI Class F Share, on any matter that is submitted to a vote of shareholders, that would cause the total votes of all WISeQey BVI Class F Shares to equal 49.999999% of the voting power of all shares (or, if the applicable voting standard is “a majority of the Shares present in person or represented by proxy and entitled to vote on such matter,” 49.999999% of the voting power of Shares present in person or represented by proxy and entitled to vote on such matter) minus the aggregate number of voting rights attaching to all WISeQey BVI Class B Shares and WISeQey BVI Ordinary Shares of WISeQey BVI held by the holder(s) of WISeQey BVI Class F Shares entitled to vote on such matter, if any, and (c) the right to participate in any Distributions, with each Class F Share having a Dividend Participation of 0.1.

The WISeQey BVI Class F Shares shall be non-transferable other than a transfer to a trust established by the transferring WISeQey BVI Class F Shareholder. Any purported transfer of a WISeQey BVI Class F Share in breach of this restriction shall be void and of no effect, and the Board of Directors may refuse to register any transfer not in compliance with this restriction.

Each WISeQey BVI Class F Share is convertible, at the option of the holder at any time, into either (i) one (1) WISeQey BVI Class B Share on a one-for-one basis, or (ii) one (1) WISeQey BVI Ordinary Share for every ten (10) WISeQey BVI Class F Shares surrendered. No conversion into WISeQey BVI Class B Shares shall be effected to the extent it would result in the aggregate voting power attributable to all WISeQey BVI Class B Shares exceeding the WISeQey BVI Class B Share Cap. The Board may refuse to register any conversion (in whole or in part) that would cause such excess and shall only register such number of shares as may be converted without causing such excess. The conversion of WISeQey BVI Class F Shares into WISeQey BVI Ordinary Shares shall be effected in multiples of ten (10) WISeQey BVI Class F Shares only. No fractional shares shall be issued upon conversion. Upon conversion, the converting WISeQey BVI Class F Shares shall be cancelled and the resulting WISeQey BVI Class B Shares or WISeQey BVI Ordinary Shares, as applicable, shall be issued to the converting holder.

Dividend Participation

For the purposes of any entitlement to a Distribution, “Dividend Participation” means the participation metric used solely to determine the relative entitlement of shares to dividends declared by WISeQey BVI and to surplus assets available for distribution upon a liquidation, dissolution or winding-up of WISeQey BVI.

Dividends declared by WISeQey BVI and any surplus assets available for distribution upon a liquidation, dissolution or winding-up of WISeQey BVI shall be distributed pari passu among all shares by reference to the Dividend Participation applicable to each share, with WISeQey BVI Ordinary Shares having a Dividend Participation of 1.0 and WISeQey BVI Class B Shares and WISeQey BVI Class F Shares each having a Dividend Participation of 0.1. Save as expressly provided with respect to the Dividend Participation and voting rights, there is no priority or preference between classes of shares. All shares rank pari passu as to timing and priority of payment and the quantum of any distribution (including upon liquidation, dissolution or winding-up).

Redemption and Treasury Shares

WISeQey BVI may purchase, redeem or otherwise acquire and hold its own shares, subject to the consent of the shareholders whose shares are to be purchased, redeemed or otherwise acquired unless otherwise permitted by the BVI Act or the WISeQey BVI Articles. WISeQey BVI may only offer to purchase, redeem or otherwise acquire shares if the directors are satisfied, on reasonable grounds, that immediately after such acquisition the value of WISeQey BVI’s assets will exceed its liabilities and WISeQey BVI will be able to pay its debts as they fall due. Shares that WISeQey BVI purchases, redeems or otherwise acquires may be cancelled or held as treasury shares, provided that the number of treasury shares of any class may not exceed 50% of the shares of that class previously issued by WISeQey BVI, excluding shares that have been cancelled. All rights and obligations attaching to a treasury share are suspended while WISeQey BVI holds the share as a treasury share.

Dividends and Distributions

The directors may, by Resolution of Directors, authorize a distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of WISeQey BVI’s assets will exceed its liabilities and WISeQey BVI will be able to pay its debts as they fall due. Dividends may be paid in money, shares, or other property. No dividend shall bear interest as against WISeQey BVI and no dividend shall be paid on treasury shares.

Transfer of Shares

Subject to the transfer restrictions applicable to WISeQey BVI Class B Shares and WISeQey BVI Class F Shares described above, shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to WISeQey BVI for registration. The transfer of a share is effective when the name of the transferee is entered on the register of members.

Share Register

WISeQey BVI’s share register is expected to be maintained by its transfer agent Computershare Trust Company, N.A.. A share is deemed to be issued when the name of the shareholder is entered in the register of members.

Directors

The Directors are to be elected by Resolution of Shareholders at the Annual General Meeting and hold office until the earlier of the next Annual General Meeting, except in the event of the earlier of their death, resignation or removal. Each director then in office shall resign at each Annual General Meeting with effect from the end of such meeting. Directors that have previously served on the Board may be re-elected. The Directors may at any time appoint any person to be a Director either to fill a vacancy or as an addition to the existing Directors. Where the Directors appoint a person as Director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Director ceased to hold office. WISeQey BVI’s Articles provide that its board of directors consists of a minimum of two (2) and a maximum of fourteen (14) directors. WISeQey BVI currently has two (2) members on its board of directors.

The business and affairs of WISeQey BVI shall be managed by, or under the direction or supervision of, the Directors. The Directors have all the necessary powers for managing, directing, and supervising the business and affairs of WISeQey BVI. Each Director shall exercise their powers for a proper purpose and shall not act or agree to WISeQey BVI acting in a manner that contravenes the WISeQey BVI Articles or the BVI Act. Each Director, in exercising their powers or performing their duties, shall act honestly and in good faith in what the Director believes to be the best interests of WISeQey BVI.

A Director shall, forthwith after becoming aware of the fact that they are interested in a transaction entered into or to be entered into by WISeQey BVI, disclose the interest to all other Directors.

Committees

The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the seal, to the committee. Such committees may include, but shall not be limited to:

●	a compensation committee;

●	a corporate governance committee;

●	a nomination and compensation committee; and

●	a strategy committee; or

●	such others as required by Nasdaq.

Notice

Any notice, information or written statement to be given by WISeQey BVI to Shareholders shall be in writing and may be given by personal service, mail, courier, email, or fax to such Shareholder’s address as shown in the register of members or to such Shareholder’s email address or fax number as notified by the Shareholder to WISeQey BVI in writing from time to time.

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